October 14, 2011

Daniel F. Duchovny Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Itex Corporation

Preliminary Proxy Statement on Schedule 14A filed by David Polonitza, Wayne P. Jones, Richard Polonitza, Greta Polonitza, And Kirk Anderson

Filed October 6, 2011

File No. 000-18275

Dear Mr. Duchovny

Please disregard the initial PRRN14A document that was filed on October 14, 2011. The second PRRN14A filed on October 14, 2011 and accepted on October 17, 2011 is the current version.

  The Polonitza Group  is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Polonitza Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (502) 460-3141 should you require further information.

Respectfully,

/s/ David Polonitza